UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                            METROCALL HOLDINGS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

               Series A Preferred Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  59164X 20 4
                    --------------------------------------
                                (CUSIP Number)

                     Stuart J. Lissner, Managing Director
                               PPM America, Inc.
                       225 West Wacker Drive, Suite 1200
                               Chicago, IL 60606
                           Telephone: (312) 634-2501

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  April 6, 2004
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                               (Page 1 of 8 Pages)

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   2   of    8    Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM America, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            46,750
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              46,750
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         46,750
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%*
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO, IA
-------------------------------------------------------------------------------


*This percentage was calculated by dividing (a) 46,750 by (b) the number of shares outstanding on April 1, 2004, as reflected in the Issuer's Form 10-K filed March 25, 2004 (2,400,000) less the number of shares redeemed on March 31, 2004, which was approximately 1,792,000.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   3   of    8    Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:  PPM Holdings, Inc. - Group Member
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                (a)  |_|
                                                                       (b)  |_|
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                                  |_|
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            46,750
     NUMBER OF     ------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0
     OWNED BY      ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER
     REPORTING              46,750
      PERSON       ------------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         46,750
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             |_|
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7%*
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------


*This percentage was calculated by dividing (a) 46,750 by (b) the number of shares outstanding on April 1, 2004, as reflected in the Issuer's Form 10-K filed March 25, 2004 (2,400,000) less the number of shares redeemed on March 31, 2004, which was approximately 1,792,000.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   4   of    8    Pages
---------------------------------               -------------------------------


Item 1. Security and Issuer.
        -------------------

     This Statement on Schedule 13D relates to the Series A Preferred Stock, $.01 par value per share (the "Shares"), of Metrocall Holdings, Inc. ("Metrocall"), a Delaware corporation. The address of the principal executive office of Metrocall is 6677 Richmond Highway, Alexandria, Virginia.

Item 2. Identity and Background.
        -----------------------

     This Statement is being filed by PPM America, Inc. ("PPM America"), a Delaware corporation and PPM Holdings, Inc. ("Holdings"), a Delaware corporation (collectively, the "Reporting Persons"). PPM America's and Holdings' principal office is located at 225 West Wacker Drive, Suite 1200, Chicago, IL. The principal business of PPM America is performing investment advisory services for clients. The principal business of Holdings is acting as a holding company for ownership interests in a variety of entities engaged in, among other things, the investment advisory services business.

     Endeavour, LLC, a Delaware limited liability company ("Endeavour"), is the registered owner of the 46,750 Shares covered by this report. PPM America serves as portfolio manager for Endeavour pursuant to a portfolio management agreement. PPM America takes the position that PPM America is the beneficial owner of such securities for purposes of reporting under Regulation 13D-G due to the fact that Endeavour has delegated all of its power to vote and to acquire and dispose of securities to PPM America pursuant to the portfolio management agreement.

The directors and officers of PPM America are as follows:

DIRECTORS:                OFFICERS:
Leandra R. Knes           Leandra R. Knes (President and Chief Executive Officer)
Mark B. Mandich           Mark B. Mandich (Chief Operating Officer, Executive V.P. and Treasurer)
Clark P. Manning          Clark P. Manning (Chairman of the Board)
                          Lori C. Seegers (Senior Vice President, General Counsel and Secretary)
                          Grant Davidson (Assistant Secretary)
                          Wes Wetherell (Assistant Secretary)
                          Rich Brody (Executive Vice President)
                          Michael DiRe (Executive Vice President)
                          Bruce Gorchow (Executive Vice President)
                          Brion Johnson (Executive Vice President)
                          Jim Young (Executive Vice President)
                          David Zachar (Executive Vice President)
                          Brian Schinderle (Senior Vice President)
                          Ken Schlemmel (Senior Vice President)
                          Joel Klein (Executive Vice President)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of PPM America are United States citizens.

The directors and officers of Holdings are as follows:

DIRECTORS:               OFFICERS:
Leandra R. Knes          Leandra R. Knes (President and Chief Executive Officer)
Mark B. Mandich          Mark B. Mandich (Chief Operating Officer and Executive Vice President)
Clark P. Manning         Clark P. Manning (Chairman of the Board)




                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   5   of    8    Pages
---------------------------------               -------------------------------


                         Lori C. Seegers (Secretary, Senior Vice President and General Counsel)
                         Grant Davidson (Assistant Secretary)
                         Wes Wetherell (Assistant Secretary)

Grant Davidson is a citizen of the United Kingdom and a United States resident. All of the other directors and officers of Holdings are United States citizens.

No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

     PPM America is 100% owned by Holdings. Holdings' sole stockholder is Brooke Holdings, Inc., a Delaware corporation, the voting common stock of which is wholly owned by Brooke Holdings (UK) Limited, a UK private company ("BHUK"). BHUK is 100% owned by Holborn Delaware Corporation, a Delaware corporation ("Holborn"). Holborn is 100% owned by Prudential Four Limited, a UK private company. The stockholders of Prudential Four Limited are Prudential One Limited ("POL") (80%), Prudential Two Limited (10%) and Prudential Three Limited (10%), each UK private companies. The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings"), a UK private company. Prudential plc, a UK public limited company with its principal place of business in London, United Kingdom ("Prudential plc"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM America. The principal business of Prudential plc is acting as a holding company for ownership interests in a variety of entities engaged in financial services, which includes certain distinct specialized business units that are independently operated, including that of Holdings and its subsidiaries. (Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.) Prudential plc, for purposes of the federal securities laws, ultimately controls Holdings and its subsidiaries. Prudential plc, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except that consisting of Holdings and its subsidiaries), may beneficially own securities of Metrocall. With respect to the securities of some issuers, PPM America serves as investment adviser to certain Prudential plc subsidiaries, and in such cases, PPM America includes such Prudential plc subsidiaries' beneficial ownership of such securities with its own when required to report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Where PPM America does not advise a Prudential plc subsidiary with respect to securities of an issuer, as is the case with the securities of Metrocall, Holdings and its subsidiaries disclaim beneficial ownership of such securities, if any, beneficially owned by Prudential plc, its executive officers and directors, and those direct and indirect subsidiaries of Prudential plc as to which PPM America does not provide advice (including all of Prudential plc's other business units except that consisting of Holdings, its subsidiaries and those Prudential plc subsidiaries advised by PPM America) in reliance on Exchange Act Release No. 34-39538 (January 12, 1998) due to the separate management and independent operation of the reporting persons.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Prior to Metrocall's emergence from bankruptcy, Endeavour was the holder of notes in the aggregate amount of $6,600,000 under Metrocall's then existing revolver loan and the holder of notes in the aggregate of $5,000,000 under Metrocall's then existing term loan. Pursuant to the Second Amended and Restated Joint Plan of Reorganization, in exchange for its claims under the revolver and term loans, Endeavour received $5,233,082.71 of Metrocall's senior secured notes and $1,744,360.90 of Metrocall's subordinated PIK notes. In addition, Endeavour received 462,256 Shares (representing 7.7% of the outstanding Shares issued) and 183,155 shares of common stock, $.01 par value per share, as a result of a 5 to 1 stock split which occurred on October 16, 2003 (representing approximately 3.3% of the outstanding common stock) of Metrocall.

Item 4. Purpose of Transaction.
        ----------------------

     Background
     ----------

     Metrocall and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code on June 3, 2002. On September 26, 2002, the United States Bankruptcy Court for the District of

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   6   of    8    Pages
---------------------------------               -------------------------------


Delaware entered an order confirming the Second Amended and Restated Joint Plan of Reorganization, as modified, of Metrocall and certain of its wholly owned subsidiaries. On October 8, 2002, Metrocall emerged from Chapter 11.

     As of October 8, 2002, there were 6 million Shares issued and outstanding, of which 462,256 Shares were beneficially owned by the Reporting Persons. Since that date, Metrocall has redeemed approximately 5,392,857 Shares including 415,506 Shares from the Reporting Persons.

     On March 29, 2004, Metrocall announced that it had entered into an Agreement and Plan of Merger with Arch Wireless, Inc., a Delaware corporation.

     On March 30, 2004 a representative of PPM America called Vincent D. Kelly, President and CEO of Metrocall and expressed PPM America's view that the consideration to be received in the merger by Metrocall's shareholders was inadequate.

     On April 6, 2004, PPM America, on behalf of Endeavour, sent the following letter to Metrocall:

Mr. Royce Yudkoff, Chairman of the Board
Metrocall Holdings, Inc.
6677 Richmond Highway
Alexandria, VA  22306

Dear Royce,

As you know, Endeavour LLC ("Endeavour") has been a stakeholder in Metrocall for the last two and a half years. During the time of the restructuring, we worked closely with the management and board of Metrocall to formulate a restructuring plan that allowed Metrocall to successfully emerge from bankruptcy. We believe that the plan enabled the company to achieve tremendous success since its emergence from bankruptcy. We have been and continue to be a strong supporter of Vince Kelly and the other members of Metrocall's management team.

Endeavour believes that industry consolidation is vital to the continued success of Metrocall. We agree in principle with the proposed merger between Metrocall and Arch. Furthermore, we believe that Vince Kelly and the other members of management are the correct choice to run the resulting combined entity.

Notwithstanding our strong support for the management team and the importance of industry consolidation, we are extremely disappointed with the terms of the proposed merger announced earlier last week. Endeavour believes that the merger, as proposed, does not adequately reflect the relative values of Metrocall and Arch, and in fact, is detrimental to Metrocall shareholders. Based on the trading patterns of both stocks subsequent to the announcement, it is apparent that shareholders of both companies agree with our analysis.

As of today, we presently hold 7.7% of the outstanding preferred stock and in excess of 3.3% of the outstanding common stock of Metrocall. Based on our understanding of the terms of the proposed merger, we strongly oppose the transaction.


                                        Sincerely,

                                        ENDEAVOUR, LLC
                                        By:  PPM America, Inc.
                                        As Attorney-in-Fact




                                        By:   /s/ Ronnie Kaplan
                                              -----------------------------
                                              Ronnie Kaplan
                                              Title:  Vice President

     As described in the response to Item 3 above, the Shares beneficially owned by the Reporting Persons were acquired pursuant to the terms of Metrocall's Second Amended and Restated Plan of Reorganization on account of

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   7   of    8    Pages
---------------------------------               -------------------------------


claims in Metrocall's Chapter 11 proceeding. The Reporting Persons intend to hold the Shares for investment purposes. The Reporting Persons may acquire additional Shares, dispose of some or all of the Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold all of the Shares. In addition, the Reporting Persons intend to continue to discuss with management of Metrocall their dissatisfaction with the terms of the Agreement and Plan of Merger with Arch Wireless, Inc.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

(a)(b) Based on Metrocall's public filings, the Reporting Persons believe Metrocall has 607,143 Shares outstanding as of April 1, 2004. Therefore, the Reporting Persons beneficial ownership of 46,750 shares constitutes approximately 7.7% of the issued and outstanding Shares. In addition, Endeavour owns 183,155 shares of common stock, $.01 par value per share, of Metrocall, as a result of a 5 to 1 stock split which occurred on October 16, 2003, representing approximately 3.3% of the outstanding common stock of Metrocall. As discussed in Item 2 above, Endeavour is the registered owner of the Shares, but PPM America has the sole power to vote and dispose of the Shares. As the sole shareholder of PPM America, Holdings may be deemed to have the power to vote and dispose of the Shares.

(c) Effective as of March 31, 2004, 138,714 Shares held by the Reporting Persons were redeemed by Metrocall at a purchase price of $11.13 per Share.

     To the best knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons beneficially owns any Shares of Metrocall. Except as described above, there have been no transactions in Metrocall's Shares by the Reporting Persons, or, to the best knowledge of the Reporting Persons, by any of the Reporting Persons' executive officers or directors during the past 60 days.

(d) Endeavour has the right to receive dividends on, and the proceeds of any sale of, the Shares reflected on this Schedule.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships
        With Respect To Securities Of The Issuer.
        ----------------------------------------

     Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Metrocall.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit 1.     Joint Filing Agreement, dated April 6, 2004.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

---------------------------------               -------------------------------
CUSIP No. 59164X 20 4                  13D          Page   8   of    8    Pages
---------------------------------               -------------------------------

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 6, 2004

                                   PPM AMERICA, INC.


                                   By: /s/ Kenneth Schlemmel
                                      -----------------------------------------
                                   Kenneth Schlemmel
                                   Senior Managing Director

                                   PPM HOLDINGS, INC.


                                   By: /s/ Mark Mandich
                                      -----------------------------------------
                                   Mark Mandich
                                   Chief Operating Officer and Executive Vice
                                   President



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

     The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1



                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the Series A preferred stock, $.01 par value per share, of Metrocall Holdings, Inc. The undersigned further consent and agree to the inclusion of this Joint Filing Agreement (the "Agreement") as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of April, 2004.

PPM AMERICA, INC.                      PPM HOLDINGS, INC.



By:  /s/ Kenneth Schlemmel             By:  /s/ Mark Mandich
    --------------------------             --------------------------
    Kenneth Schlemmel                      Mark Mandich
    Senior Managing Director               Chief Operating Officer and Executive
                                           Vice President